Peoples Bancorp, Inc.

September 29, 2011

VIA EDGAR

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Peoples Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011
File No. 000-24169

Dear Mr. Pande:

           On behalf of Peoples Bancorp, Inc. (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated September 16, 2011 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 30, 2011, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 11, 2011.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

December 31, 2010 Form 10-K

Note 1.  Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page 42

1.
Please revise future filings to describe in more detail how you determine when a loan is considered uncollectible and charged-off.  Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan.  Refer to ASC 310-10-40-11B(b) for guidance.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

Response:

As a general rule, a loan, or a portion thereof, is deemed uncollectable and is charged-off as and when required by bank regulatory guidelines, which provide that the loan, or portion thereof, should be charged-off when the Company becomes aware of the loss.  The Company becomes aware of a loss upon the occurrence of one or more triggering events, including, among other things, the receipt of new information about the borrower’s intent and/or ability to repay the loan, the severity of delinquency, the borrower’s bankruptcy, the detection of fraud, or the borrower’s death.

The Company will revise its future filings to provide more detailed information about how it determines when a loan is considered uncollectible and charged-off.

2.	Please revise future filings to disclos[e] your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Response:

A loan will be returned to accrual status when all of the principal and interest amounts contractually due are brought current and management believes that future principal and interest amounts contractually due are reasonably assured, which belief is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

The Company will revise its future filings to disclose its policy for resuming the accrual of interest on nonaccrual loans.

Note 4.  Loans and Allowance for Loan Losses, page 45

3.	Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-50-11B(a)(2) for guidance.

Response:

The Company will revise its future filings to describe the risk characteristics of each loan portfolio segment.  Had the Company provided such revised disclosure in its 2010 Form 10-K, it would have appeared as follows:

Loan Origination/Risk Management. The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, loan delinquencies and non-performing and potential problem loans.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

Real estate loans are broken into the following categories:  Residential; Commercial; Construction and Land Development; and Other Loans:

Residential real estate loans are underwritten subject to the borrower’s ability and willingness to repay, and a loan-to-value ratio of offered collateral of not more than 80% of the appraised value of the collateral.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral and cash flow. With respect to loans to developers and builders that are secured by non-owner occupied properties that the Company may originate from time to time, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success.

Construction, including land development, loans are underwritten based on financial analysis of the developers and property owners, and estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

Commercial Loans:

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and to prudently expand its business.  The Company’s management examines current and projected cash flows to determine the ability of the borrower to repay its obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis.

Consumer Loans:

The Company originates consumer loans. To monitor and manage consumer loan risk, underwriting policies and procedures are developed and modified as needed.  The Company believes that its monitoring activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk.

The Company maintains an independent loan review from a third party vendor that reviews and evaluates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company’s policies and procedures.  Most of the Company’s lending activity occurs in Kent, northern Queen Anne, and Southern Cecil counties in Maryland.

June 30, 2011 Form 10-Q

Note 4.  Loans and Allowance for Loan Losses, page 12

4.
You disclose that for the six months ended June 30, 2011, you have recognized $3.2 million in interest income on $5 million in impaired loans.  Please explain to us in detail and revise future filings to discuss the facts and circumstances related to recognizing such a large amount of interest income related to these loans

Response:

The $3.2 million in interest income on $5 million in impaired loans was not correct.  When compiling the information for the June 30, 2011 Form 10-Q, the Company mistakenly included the amounts of recognized income for the life of the loans rather than for the year to date.  Corrected information, using year to date amounts, is set forth below.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

Total Impaired Loans Segmented by With and Without a Related Allowance Recorded (Corrected)
June 30, 2011
	Recorded	Current		Interest
	Investment in	Loan	Related	Income	Average
Description of Loans	Impaired Loans	Balance	Allowance	Recognized	Balance

With Related Allowance recorded
Residential real estate	$968,513	$968,513	$250,226	$1,772	$964,448
Commercial real estate	5,029,924	5,029,924	656,846	120,777	5,030,067
Other real estate	-	-	-	-	-
Construction and land development	576,006	576,006	142,763	-	572,824
Commercial loans	39,631	39,631	13,227	714	39,676
Consumer loans	-	-	-	-	-
Total impaired loans	$6,614,074	$6,614,074	$1,063,062	$123,263	$6,607,015

With No Related Allowance recorded
Residential real estate	$205,754	$205,754	$-	$27,287	$222,067
Commercial real estate	605,468	605,468	-	9,825	602,177
Other real estate	-	-	-	-	-
Construction and land development	-	-	-	-	-
Commercial loans	-	-	-	-	-
Consumer loans	-	-	-	-	-
Total impaired loans	$811,222	$811,222	$-	$37,112	$824,244

TOTAL
Residential real estate	$1,174,267	$1,174,267	$250,226	$29,059	$1,186,515
Commercial real estate	5,635,392	5,635,392	656,846	130,602	5,632,244
Other real estate	-	-	-	-	-
Construction and land development	576,006	576,006	142,763	-	572,824
Commercial loans	39,631	39,631	13,227	714	39,676
Consumer loans	-	-	-	-	-
Total impaired loans	$7,425,296	$7,425,296	$1,063,062	$160,375	$7,431,259

The Company will discuss the corrected amounts in its Form 10-Q to be filed for the quarter ending September 30, 2011.  Because the actual amounts of interest earned on impaired loans were factored into the calculation of net income for the period as reported in the consolidated financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operation, the Company believes that the error was not material.  If the Staff believes, however, that the Company should amend the June 30, 2011 Form 10-Q to reflect the correct amounts, please contact the Company.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

5.
Please revise future filings to disclose the recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment.  Refer to ASC 310-10-50-11B(h) and the example disclosures in ASC 310-10-55-7 for guidance.

Response:

Currently, the Company’s only financing receivables are in the form of loans.  The Company believes that loans have been disclosed appropriately for the impairment method, and, as such, the Company’s June 30, 2011 Form 10-Q disclosed the Company’s recorded investments in these loans.  If in the future the Company has other forms of financing receivables to which the impairment method applies, it will disclose them by the impairment method.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

6.
Due to the significance of net interest margin on your results of operations, please consider revising future interim filings to include a rate/volume analysis similar to the analysis on page 22 of your December 31, 2010 Form 10-K.  We note Item 303(b) of Regulation S-K.

Response:

The Company will provide an updated rate/volume analysis in its future interim filings if that analysis shows a material change from the rate/volume analysis presented in the most recent Form 10-K, as required by Item 303(b) of Regulation S-K.

Application of Critical Accounting Policies, page 24

7.	We note your disclosure regarding your allowance for loan loss methodology for pools of homogeneous loans. Please revise future filings to:

a.	Specify, by portfolio segment if different, how many years of historical charge-offs are included in your methodology. Identify and discuss any changes made during the periods presented.

b.	Quantify any adjustments made to historical charge-offs by portfolio segment for each period presented and discuss the specific facts and circumstances regarding why the adjustments were needed.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

c.
Present additional granularity related to how you consider current economic trends and conditions.  For example, clarify whether you make adjustments to historical loss rates or whether you record an adjustment at the top level.  As part of your disclosure, describe the different factors that would cause an increase or decrease in the amount recorded.

Response:

The Company will revise its future filings to provide the requested information.  Had the Company provided such disclosure in its 2010 Form 10-Q, it would have appeared as follows

The allowance for loan losses (“ALLL”) represents management’s best estimate of inherent probable losses in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is difficult and calls for numerous subjective judgments.  Management bases its estimates of loss on pools of homogeneous loans reflecting its historic loss experience over the preceding three years.  Adequacy of the allowance for loan losses is evaluated no less than quarterly. The determination of the balance of the allowance for loan losses is based on management’s judgments about the credit quality of the loan portfolio as of the review date. It should be sufficient to absorb losses in the loan portfolio as determined by management’s consideration of factors including an analysis of historical losses, specific reserves for non-performing or past due loans, delinquency trends, portfolio composition, concentrations of credit, lending staff experience and changes, critical documentation and policy exceptions, interest rates, competition, economic conditions in the Bank’s service area, and results of independent reviews, including audits and regulatory examinations.

Loan Quality, page 29

8.
Please revise your MD&A in future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Response:

The Company will revise its future filings to provide the requested appraisal information.  Had the Company provided such revised disclosure in its June 30, 2011 Form 10-Q, it would have appeared as follows:

We monitor loan collateral values on impaired loans at least annually to measure potential future losses, using staff evaluations, government assessment information, and appraisals.  Valuation information is assessed and adjusted for age and condition of property, market considerations, and adjoining property values and conditions.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
September 29, 2011

9.
On page 31, you disclose that loans are classified as nonaccrual even though the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment.  On page 42 of the December 31, 2010 Form 10-K you disclose that the accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full.  It is unclear how you consider a borrower[’]s collateral in determining the accrual status of a loan.  Please revise future filings to clarify your policy.  Also, provide a qualitative discussion regarding any significant amounts and trends in accruing loans past due 90 days or more.

Response:

The Company will revise its future filings consistent with the foregoing.

As a result of management’s ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms.  These loans are classified as nonaccrual even though the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment.  Interest on nonaccrual loans is recognized only when received.  A loan is generally placed in nonaccrual status when it is specifically determined to be impaired and it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income.  No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We trust that this letter addresses the Staff’s comments.  If the Staff should have any questions or further comments, please do not hesitate to contact the undersigned at 410-778-3500or tstevenson@pbkc.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

 Mr. Amit Pande
September 29, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Thomas G. Stevenson

Thomas G. Stevenson
President, Chief Executive Officer, and Chief Financial
Officer

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500